14 July 2004

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Acquisition

Reed Elsevier Group plc today announced that LexisNexis, its legal and business and government information solutions business, has entered into a definitive agreement to acquire the entire share capital of Seisint, Inc. for $775 million (net consideration of approximately $745 million after taking account of $30 million of cash and investment securities in the business).  Seisint is a leading provider of public record solutions in the fast growing US risk management sector, and is achieving exceptionally strong revenue and profit growth from low cost transactional services driven by industry leading technology and products developed by Seisint over recent years.  The fit with the LexisNexis Risk Management business is very strong, giving LexisNexis an outstanding technology and product platform and the leverage of the combined sales forces from which to further expand its fast growing risk solutions activities.

Seisint operates in the $5 billion risk management sector.  This sector has been growing at approximately 7-9% per annum over the past ten years and has highly attractive future growth prospects driven by increasing emphasis on risk management solutions for legal, commercial, governmental and law enforcement users.  LexisNexis is already a leading provider in this market, with identity authentication, fraud prevention, credit and security risk products.

Seisint’s main product, Accurint, provides online access and analysis of public record and related information, principally serving the collections, federal and legal segments.  The company has developed leading data technologies for acquiring, processing, linking and querying large datasets which deliver both product and cost leadership in its markets.  Seisint’s superior technology allows customers to compile, retrieve and analyse data quickly, accurately and cost-effectively.

The combination of LexisNexis Risk Management’s content, scoring and sales expertise and Seisint’s unique processing and reporting capabilities will enable LexisNexis to capitalise on the significant opportunities in the risk management sector.  Seisint’s low cost, high technology platform allows it to serve high volume, transaction based customers.  In addition, LexisNexis will expand Seisint’s customer base by selling its products through its extensive sales force.  Seisint will be integrated with LexisNexis Risk Management operations.  LexisNexis pro forma combined revenues in risk solutions following the acquisition of Seisint will be approximately $300 million.

Seisint is based in Boca Raton, Florida.  Seisint is projected to grow revenues over 40% in 2004 to more than $115 million and to deliver pro forma EBITDA (earnings before interest, tax, depreciation and amortisation) in the order of $45 million.  The acquisition is expected to be accretive to adjusted earnings, ie before integration costs and goodwill and intangible asset amortisation, in the first year of ownership.  Substantial opportunities to accelerate revenue growth in the combined businesses and improve cost efficiency will deliver significant further value over and above that expected from Seisint’s current business growth.  The company is highly cash generative and has net cash and investment securities in the business of approximately $30 million as at 30 June 2004.

Commenting on the transaction, LexisNexis’ CEO Andrew Prozes said:

“We are very excited by the opportunities presented by this acquisition.  Seisint is a strongly growing business and will significantly enhance LexisNexis’ ability to offer the most powerful, fastest, easiest to use solutions in the rapidly growing Risk Management sector.  The acquisition will accelerate LexisNexis’ future revenue and profit growth.”

Paul Cameron, CEO of Seisint, added:

“We are delighted to be joining forces with Reed Elsevier.  The opportunities in the risk management sector for LexisNexis and Seisint in combination are compelling.  We will leverage Seisint’s innovative products, leading technology platform and sales process with existing LexisNexis content and scoring to achieve higher levels of performance and success.”

The acquisition is being funded from Reed Elsevier’s existing financial resources.  Completion of the acquisition is subject to the approval of Seisint’s shareholders and regulatory approval in the United States.